EXHIBIT 1
                                                                       ---------



  Teck Cominco Limited, 200 Burrard Street / Vancouver, B.C. / Canada V6C 3L9 /
                      Tel. 604-687-1117 / Fax 604-687-6100


         SHAREHOLDER                                           [GRAPHIC OMITTED]
           REPORT                                           [LOGO - TECKCOMINCO]
                                        ----------------------------------------

3Q       INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002

================================================================================

                       TECK COMINCO REPORTS THIRD QUARTER

                           NET EARNINGS OF $5 MILLION


HIGHLIGHTS FOR THIRD QUARTER

o Third quarter net earnings were $5 million, compared with $8 million in the previous quarter and $17 million before writedown of assets in the third quarter of 2001. Earnings were adversely affected by low zinc and copper prices.

o Cash flow from operations before changes to non-cash working capital items was $46 million in the third quarter, the same as the previous quarter and compared with $75 million in the third quarter of 2001.

o Trail operations shut down in the month of August and Cajamarquilla shut down for three months from June through August, reducing refined zinc output by 55,000 tonnes as announced earlier in the year.

o The Antamina mine operated well in the third quarter and anticipates achieving completion, as defined in the project debt agreement, by the year-end or early 2003.

o Coal operations contributed $38 million of operating profit in the third quarter compared with $25 million in the same period last year.

o The Polaris mine ceased mine operations in early September after exhausting its ore reserves, having produced 2.6 million tonnes of zinc and 666,000 tonnes of lead in concentrates over a twenty-year mine life.

o In September, the company issued US$200 million 7% Notes due 2012 and used the proceeds to repay outstanding bank loans.


--------------------------------------------------------------------------------
          Additional corporate information is available on the Internet at HTTP://WWW.TECKCOMINCO.COM

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
POSITION AND RESULTS OF OPERATIONS

THE FOLLOWING DISCUSSION AND ANALYSIS OF FINANCIAL POSITION AND RESULTS OF OPERATIONS OF TECK COMINCO LIMITED SHOULD BE READ IN CONJUNCTION WITH THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES THERETO FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2002, AND IN CONJUNCTION WITH THE MANAGEMENT'S DISCUSSION AND ANALYSIS AND THE AUDITED FINANCIAL STATEMENTS OF THE COMPANY CONTAINED IN THE COMPANY'S 2001 ANNUAL REPORT.

FINANCIAL SUMMARY

Unaudited net earnings in the third quarter were $5 million ($0.02 per share) compared with net earnings of $17 million before asset writedowns of $122 million in the third quarter of 2001. For the nine months ended September 30, 2002, net earnings were $15 million ($0.07 per share) compared with $95 million before asset writedowns a year ago.

Third quarter earnings were adversely affected by low realized zinc and copper prices, which averaged US$0.34 and US$0.67 per pound respectively and were lower than the realized prices in the previous two quarters of the year. Red Dog operations recorded an operating loss of $10 million compared with a loss of $6 million a year ago. The smelter and refinery operations recorded an operating loss of $2 million in the quarter, as Trail shut down in August and Cajamarquilla continued its three-month shutdown in July and August. Equity earnings from Antamina were $2 million in the third quarter, compared with $9 million in the first half of the year. Partially offsetting the effects of lower zinc and copper prices were coal operations which contributed an operating profit of $38 million compared with a profit of $25 million a year ago.

In the third quarter of 2001, net earnings of $17 million before asset writedowns included significant profits from power sales, as the Trail operations were shut down from July to September to take advantage of high power prices. Also in the same quarter last year, the company recorded net asset writedowns of $122 million following a review of its asset values in light of low metal prices.

Cash flow from operations, before changes to non-cash working capital items, was $46 million in the third quarter compared with $75 million in the third quarter of 2001. Nine months' operating cash flow was $131 million compared with $365 million in 2001. The lower operating cash flow was due mainly to reduced profits from power sales compared to a year ago.

At the end of the third quarter, net debt (total debt less cash), excluding the Inco exchangeable debentures, was $994 million or 28% of net debt plus equity.

REVENUES

Realized prices for major products of mine operations and the Canadian/U.S. dollar exchange rate are as follows:

                                                               THIRD QUARTER                   YEAR TO DATE
                                                        --------------------------      --------------------------
                                                                               %                              %
                                                         2002       2001    Change       2002      2001    Change
        ZINC (US$/pound)                                 0.34       0.37     -8%         0.35      0.42     -17%
        COPPER (US$/pound)                               0.67       0.68     -1%         0.70      0.75      -7%
        LEAD (US$/pound)                                 0.19       0.21    -10%         0.20      0.21      -5%
        GOLD (US$/ounce)                                  320        286    +12%          310       280     +11%
        COAL (US$/tonne)                                   45         41    +10%           43        39     +10%
        CANADIAN/U.S. EXCHANGE RATE  (US$1 = Cdn$)       1.56       1.55     +1%         1.57      1.54      +2%


2        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

Revenues from operations were $540 million in the third quarter compared with $598 million in the same period last year. Significant decreases in revenues included $41 million from refineries operations, which were shut down for a portion of the third quarter, and $33 million from gold operations, as the Tarmoola and Carosue Dam gold mines in Australia were sold in the fourth quarter of 2001. Partially offsetting the revenue decreases were higher sales volumes at the Red Dog zinc mine and at the Elkview and Bullmoose coal mines.

REVIEW OF OPERATIONS

TRAIL SMELTER AND REFINERIES (100%)

                                              THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                              --------------------------      -------------------------
        100%                                     2002          2001              2002            2001
        ----
        Production  - Zinc (tonnes)             49,900         4,200           193,900         106,000
                    - Lead (tonnes)             11,300         2,100            56,000          45,500
                    - Silver (000's ozs)         3,025         1,189            11,617           7,848
                    - Gold (000's ozs)              21             9               102              38
        Surplus power sold (GW.h)                  192           444               534             906
        Operating profit (loss) ($ millions)        (3)           59                10             239

Trail operations were shut down in August during which time maintenance work was performed. The startup in September was delayed due to a ten-day outage of the oxygen plant. In addition to the effect of the shutdown, the operating results of the quarter were adversely affected by higher maintenance expenditures and a weak germanium market. Surplus power sold in the third quarter was 192,000 MW.h at an average price of US$21 per MW.h compared with 444,000 MW.h at an average price of US$142 per MW.h a year ago. Metals operations in the third quarter of 2001 were shut down to maximize power sales, with only limited production in July of that year.

CAJAMARQUILLA REFINERY (82%)

                                              THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                              --------------------------      -------------------------
        100%                                     2002          2001              2002            2001
        ----
        Production  - Zinc (tonnes)             11,600        33,500            61,100          90,600
        Operating profit ($ millions)                1             5                 6              19

Production in the third quarter was lower than the previous year due to a market-related shutdown from June to August. The startup of the plant in September was successful with production at full capacity for the month. As a result of the shutdown, the refinery incurred a loss of $1 million in the quarter before recognizing a favourable revenue adjustment of $2 million relating to sales in the previous quarters.

RED DOG MINE (100%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Tonnes milled (000's)                                 778            816            2,352           2,436
        Zinc grade (%)                                       20.9           20.0             21.0            19.9
        Zinc recovery (%)                                    87.4           81.5             85.4            81.5
        Production - Zinc in concentrate (tonnes)         143,200        133,000          421,100         389,300
        Sales - Zinc in concentrate (tonnes)              177,300        137,900          392,800         365,600
        Operating profit (loss) ($ millions)                  (10)            (6)             (17)             17


3        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

Zinc production in the third quarter was higher than a year ago due mainly to higher ore grades as well as improved recoveries resulting from the completion of the VIP program. Higher sales in the third quarter compared to a year ago were due in part to an early start of the shipping season. Estimated shipments for the current shipping season are 1,046,000 tonnes (2001 - 935,000 tonnes) of zinc concentrate and 193,000 tonnes (2001 - 156,000 tonnes) of lead concentrate.

POLARIS MINE (100%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Tonnes milled (000's)                                176           252               661             749
        Zinc grade (%)                                      10.9          11.3              11.6            12.3
        Zinc recovery (%)                                   97.2          97.3              97.6            97.3
        Production - Zinc in concentrate (tonnes)         22,000        27,600            78,400          89,900
        Sales - Zinc in concentrate (tonnes)              25,000        35,700            62,300          78,800
        Operating profit ($ millions)                         --             3                 1               8

Production in the third quarter was lower than a year ago as the mine shut down on September 4, after exhausting its ore following twenty years of mining operations. Removal of the plant and reclamation work has commenced at the site. At the end of the third quarter, inventory on hand was 75,000 tonnes of zinc in concentrate which will be sold from October to May 2003.

ANTAMINA MINE (22.5%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Tonnes milled (000's)                              6,794        --                 20,353          --
        Copper grade (%)                                    1.33        --                   1.36          --
        Zinc grade (%)                                      1.28        --                   1.20          --
        Copper recovery (%)                                 89.5        --                   87.8          --
        Zinc recovery (%)                                   86.4        --                   83.9          --
        Production - Copper in concentrate (tonnes)       78,800        --                249,700          --
        Production - Zinc in concentrate (tonnes)         64,000        --                176,900          --
        Sales - Copper in concentrate (tonnes)            94,000        --                270,700          --
        Sales - Zinc in concentrate (tonnes)              67,300        --                200,300          --
        Equity earnings from the company's 22.5%
           investment ($ millions)                             2        --                     11          --

The Antamina mine commenced commercial operations in the fourth quarter of 2001. In the third quarter of 2002, the mine operated at a milling rate of 73,851 tonnes per day, close to the operating plan of 74,000 tonnes per day. The mine anticipates achieving completion as defined in the project debt agreement by the end of the year or in early 2003. The company is accounting for its investment in the mine on an equity basis until the mine achieves completion, at which time the investment will be accounted for on a proportionate consolidation basis.


4        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

HIGHLAND VALLEY COPPER MINE (63.9%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Tonnes milled (000's)                             12,900        12,800             36,900          36,000
        Copper grade (%)                                    0.40          0.43               0.42            0.43
        Copper recovery (%)                                 88.5          90.2               89.3            89.8
        Production - Copper in concentrate (tonnes)       45,900        49,600            137,100         138,500
        Sales - Copper in concentrate (tonnes)            44,400        54,300            125,800         152,100
        Company's share of operating profit
           ($ millions)                                        9             8                 23              36

The reduced production in the third quarter compared with a year ago was due mainly to lower head grades and recoveries. Operating profit in the third quarter was higher than a year ago due to higher sales volume and prices for molybdenum, a significant by-product.

HEMLO MINES (50%)


        DAVID BELL                                      THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Tonnes milled (000's)                               93             98                323            331
        Grade (g/tonne)                                   10.9            8.5               10.2           10.4
        Mill recovery (%)                                 95.6           92.7               94.4           92.8
        Gold production (000's ozs)                       31.3           30.4               99.5          119.7
        Company's share of operating profit
           ($ millions)                                      1             --                  3              4


        WILLIAMS

        100%
        ----

        Tonnes milled (000's)                              732            787              2,240          2,271
        Grade (g/tonne)                                    4.2            4.4                4.0            4.6
        Mill recovery (%)                                 95.6           92.7               94.4           92.8
        Gold production (000's ozs)                       95.4          104.2              272.3          314.1
        Company's share of operating profit
           ($ millions)                                      4              6                  4             12

Following reduced production in the first half of the year as a result of ground control problems, gold production at the Williams mine improved in August and September. The two mines are continuing to monitor and address the geotechnical conditions and implement new mining procedures. The approved paste-backfill system, which will improve underground mining efficiency and help stabilize ground conditions, is expected to be installed in the second quarter of 2003.


5        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

ELKVIEW MINE (100%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Waste mined (000's bcm)                           11,268        10,189            32,282          29,002
        Raw coal mined (000's tonnes)                      2,109         2,034             6,407           5,849
        Strip ratio                                          7.9           7.4               7.6             7.2
        Plant yield (%)                                     67.4          69.9              69.2            69.3
        Coal production (000's tonnes)                     1,422         1,385             4,253           4,036
        Coal sales (000's tonnes)                          1,372         1,364             4,241           3,947
        Operating profit ($ millions)                         29            21                73              46

Coal production in the third quarter was short of the target rate of 1.5 million tonnes per quarter due to a planned ten-day maintenance shutdown in September. The higher operating profit in the third quarter was mainly due to higher coal prices.

BULLMOOSE MINE (61%)

                                                        THREE MONTHS ENDED SEP. 30      NINE MONTHS ENDED SEP. 30
                                                        --------------------------      -------------------------
        100%                                               2002          2001              2002            2001
        ----
        Waste mined (000's tonnes)                        1,951         2,245             6,615           6,534
        Raw coal mined (000's tonnes)                       458           495             1,365           1,328
        Strip ratio                                         3.5           4.3               4.3             4.6
        Plant yield (%)                                    88.0          80.5              83.3            78.0
        Coal production (000's tonnes)                      560           522             1,552           1,416
        Coal sales (000's tonnes)                           407           522             1,399           1,416
        Company's share of operating profit
            ($ millions)                                      9             4                18              10

Coal production in the third quarter was higher than a year ago mainly as a result of high plant yield as the mine is approaching the end of its mine life. The mine is scheduled to shut down at the end of the first quarter in 2003.

OTHER EXPENSES

Interest expense of $15 million in the third quarter was lower than the $21 million in the third quarter of 2001 due to lower interest rates.

Exploration expense of $9 million in the third quarter was significantly lower compared with $18 million in 2001.

Included in other income for the third quarter was a gain on sale of marketable securities of $5 million.

EQUITY EARNINGS

Equity earnings from the company's 22.5% interest in Antamina were $2 million in the third quarter compared with $4 million in the first quarter and $5 million in the second quarter. The lower equity earnings in the third quarter were due mainly to a lower copper price and negative settlement adjustments recorded in the third quarter.


6        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

FINANCIAL POSITION AND LIQUIDITY

Cash flow from operations, before changes to non-cash working capital items, was $46 million in the third quarter and $131 million in the nine months ended September 30 compared with $75 million and $365 million respectively a year ago. The higher operating cash flows in 2001 were due mainly to significant profits from power sales. Changes in non-cash working capital items totaled $61 million in the third quarter and $78 million in the nine months due mainly to a reduction of current payables.

During the third quarter, the company completed the issue of US$200 million (Cdn$317 million) 7% Notes maturing in September 2012. The proceeds were used to repay other indebtedness of the company.

Capital expenditures in the third quarter amounted to $70 million, including $26 million incurred at Trail, $18 million at Antamina and $9 million on Pend Oreille.

At the end of the third quarter, the company had a cash balance of $21 million and short-term bank borrowing of $2 million. Net debt (total debt less cash), excluding the Inco Exchangeable debentures, was $994 million or 28% of net debt plus equity. At December 31, 2001, net debt was $864 million or 25% of net debt plus equity.

At September 30, the company had bank credit facilities aggregating $990 million in total commitments, 82% of which mature in 2005 and beyond. Unused credit lines under these facilities amounted to $900 million.

CORPORATE DEVELOPMENT

Construction of the Pend Oreille project in Washington State is continuing with shaft sinking and hoist installation expected to be completed in the fourth quarter. Underground development is proceeding and construction of the process facilities is expected to commence in early 2003 with startup scheduled for early 2004. Overall project costs remain on plan at US$74 million.

The Pogo gold project in Alaska passed a milestone with the issuance of the Preliminary Draft Environmental Impact Statement by the EPA on August 29. The permitting process is continuing and it is anticipated that a construction permit will be issued by the end of 2003. Condemnation and infill drilling was completed in the third quarter and will be incorporated into an updated resource model in the fourth quarter.

In November 2001, the company filed with the Toronto Stock Exchange a notice of normal course issuer bid for its Class B Subordinate Voting Shares for one year. The company may, subject to certain restrictions, purchase up to 10 million of its outstanding Class B shares through the facilities of the Exchange prior to November 2002. No shares have been purchased pursuant to the bid.

OUTLOOK

The smelter and refinery operations are expected to operate at normal production rates in the fourth quarter. Zinc concentrate production from mine operations in the fourth quarter will decrease from the third quarter with the closure of the Polaris mine in September. Gold production at the Williams mine in the fourth quarter is expected to improve over the previous quarter. All other mines are expected to operate at normal production rates.

The company's earnings and cash flow are especially sensitive to zinc and copper prices. The price of zinc fell to a 15-year low in the third quarter at US$0.33 per pound, and the copper price is also at a very depressed level. An improvement in base metal prices will be largely driven by the timing of a recovery in the Western world economy and also dependent on possible production curtailments as a result of mine or refinery shutdowns.


7        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

The company regularly reviews metal market movements and from time to time conducts hedging transactions. The outstanding hedging positions are summarized in the notes to the financial statements of the third quarter.

The company's capital expenditures in the first nine months of the year amounted to $141 million and total capital expenditures for the year are estimated to be $185 million.

As at September 30, 2002 the company's investment in marketable securities carried at $100 million had an aggregate quoted market value of $114 million. However the market value of these investments has declined to $86 million as at October 22, 2002. The company is required to write down the carrying value of these investments should the declines be considered "other than temporary". The company continues to monitor and assess these investments and will record a writedown should the declines continue for a prolonged period or a valuation indicates an underlying impairment to the value of the investee companies.

The mining business is subject to a number of risk factors, including operational risks, environmental risks and political risks. These risks are discussed in more detail in the Annual Information Form of the company.

CAUTION ON FORWARD-LOOKING INFORMATION

This report contains certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors described under the caption "Cautionary Statement Concerning Forward-Looking Information" in the company's Annual Information Form.

WEBCAST

A replay of the Investor Conference Call held Thursday, October 24, 2002 to discuss the company's Q3/2002 financial results is available, together with supporting presentation slides, at the company's website at WWW.TECKCOMINCO.COM. The replay is also available on the Webcast Calendar at WWW.NEWSWIRE.CA or the Archives page at WWW.Q1234.COM.

                                   On behalf of the Board,

                                   /s/ DAVID A. THOMPSON

Vancouver, B.C.                    David A. Thompson
October 23, 2002                   Deputy Chairman and CEO





8        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Earnings
(Unaudited)

-------------------------------------------------------------------------------------------------
                                                 THREE MONTHS ENDED         NINE MONTHS ENDED
                                                    SEPTEMBER 30               SEPTEMBER 30
                                                    ------------               ------------
(IN MILLIONS OF DOLLARS)                           2002          2001         2002         2001
-------------------------------------------------------------------------------------------------
REVENUES                                       $     540    $     598    $   1,562    $   1,852
COST OF OPERATIONS                                  (453)        (451)      (1,299)      (1,306)
DEPRECIATION AND AMORTIZATION                        (47)         (56)        (140)        (175)
-------------------------------------------------------------------------------------------------
OPERATING PROFIT                                      40           91          123          371

OTHER EXPENSES
       General, administration and marketing         (11)         (12)         (39)         (41)
       Interest on long-term debt                    (15)         (21)         (49)         (59)
       Exploration                                    (9)         (18)         (23)         (44)
       Research and development                       (5)          (5)         (15)         (14)
       Other income, net of other expenses             5            6            9           37

-------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING                          5           41            6          250

ASSET VALUATION WRITEDOWNS                            --         (169)          --         (169)
PROVISION FOR INCOME AND RESOURCE TAXES
       Earnings from operations                       (2)         (23)          (2)        (106)
       Asset valuation writedowns                     --           47           --           47
MINORITY INTERESTS                                    --           (1)          --          (49)
EQUITY EARNINGS                                        2           --           11           --

-------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                            $       5    $    (105)   $      15    $     (27)
=================================================================================================

BASIC EARNINGS (LOSS) PER SHARE                $    0.02    $   (0.62)   $    0.07    $   (0.23)

DILUTED EARNINGS (LOSS) PER SHARE              $    0.02    $   (0.62)   $    0.07    $   (0.23)

WEIGHTED AVERAGE SHARES OUTSTANDING              184,928      170,615      184,914      127,061

SHARES OUTSTANDING AT END OF PERIOD              184,928      184,871      184,928      184,871


9        TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Cash Flow
(Unaudited)

-------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED  NINE MONTHS ENDED
                                                               SEPTEMBER 30      SEPTEMBER 30
                                                               ------------      ------------
(IN MILLIONS OF DOLLARS)                                       2002     2001     2002     2001
-------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
       Net earnings (loss)                                    $   5    $(105)   $  15    $ (27)
       Items not affecting cash:
             Depreciation and amortization                       47       56      140      175
             Future income and resource taxes                    (6)      (4)     (15)      42
             Equity earnings                                     (2)      --      (11)      --
             Minority interests                                  --        1       --       49
             Asset writedowns, net of tax                        --      122       --      122
             Other                                                2        5        2        4
-------------------------------------------------------------------------------------------------
                                                                 46       75      131      365
       Net change in non-cash working capital items             (61)     (57)     (78)     (79)
-------------------------------------------------------------------------------------------------
                                                                (15)      18       53      286

FINANCING ACTIVITIES
       Short-term bank loan                                     (53)      81      (78)      76
       Long-term debt                                           341       --      568      176
       Repayment of long-term debt                             (235)      --     (603)     (35)
       Decrease (increase) in funds held on deposit              --       --      157     (157)
       Reduction of long-term liabilities                       (10)      --      (15)      --
       Interest on exchangeable debentures                       --       --       (2)      (2)
       Class B subordinate voting shares
             issued (repurchased)                                --       --        1      (20)
       Shares of subsidiary issued                               --       --       --       19
       Dividends paid                                            --       --      (19)     (11)
       Dividends paid to minority shareholders                   --       --       --       (6)
-------------------------------------------------------------------------------------------------
                                                                 43       81        9       40

INVESTING ACTIVITIES
       Property, plant and equipment                            (70)     (96)    (141)    (285)
       Purchase of shares in Cominco Ltd.                        --     (277)      --     (277)
       Partial redemption of Cominco exchangeable debenture      --      (38)      --      (38)
       Investments                                               (8)     (12)     (13)     (38)
       Sale of investments and mining assets                      1        2       12       61
       Return of tax deposit (excluding interest)                --       --       --       57
-------------------------------------------------------------------------------------------------
                                                                (77)    (421)    (142)    (520)

EFFECT OF EXCHANGE RATE CHANGES ON CASH                           1        2       --        2
-------------------------------------------------------------------------------------------------
DECREASE IN CASH                                                (48)    (320)     (80)    (192)

CASH AT BEGINNING OF PERIOD                                      69      394      101      266
-------------------------------------------------------------------------------------------------
CASH AT END OF PERIOD                                         $  21    $  74    $  21    $  74
=================================================================================================


10       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Balance Sheets
(Unaudited)

--------------------------------------------------------------------------------
                                            SEPTEMBER 30  DECEMBER 31
(IN MILLIONS OF DOLLARS)                            2002         2001
--------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
       Cash and short-term investments            $   21   $  101
       Accounts and settlements receivable           198      242
       Production inventories                        588      540
       Supplies and prepaid expenses                 165      161
       -------------------------------------------------------------------------
                                                     972    1,044

INVESTMENTS
       Funds held on deposit                          --      165
       Other investments                             444      441

PROPERTY, PLANT AND EQUIPMENT                      3,343    3,304

OTHER ASSETS                                         181      179
--------------------------------------------------------------------------------
                                                  $4,940   $5,133
================================================================================


LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
       Accounts payable and accrued liabilities   $  270   $  310
       Short-term bank loans                           2       80
       Current portion of long-term debt              12       45
       -------------------------------------------------------------------------
                                                     284      435


LONG-TERM DEBT                                     1,001    1,005

OTHER LIABILITIES                                    360      365

FUTURE INCOME AND RESOURCE TAXES                     487      509

EXCHANGEABLE DEBENTURES - INCO SHARES                248      248

MINORITY INTERESTS                                    31       31

SHAREHOLDERS' EQUITY                               2,529    2,540

--------------------------------------------------------------------------------
                                                  $4,940   $5,133
================================================================================


11       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Consolidated Statements of Retained Earnings
(Unaudited)

-------------------------------------------------------------------------------------------------
                                                           THREE MONTHS ENDED  NINE MONTHS ENDED
                                                               SEPTEMBER 30      SEPTEMBER 30
                                                               ------------      ------------
(IN MILLIONS OF DOLLARS)                                       2002     2001     2002     2001
-------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF PERIOD                               $ 471   $ 630    $ 502    $ 572
Adjustment on adoption of new accounting standard for
       foreign currency translation (Note 1(b))                 --      --      (20)      --
-------------------------------------------------------------------------------------------------

BALANCE AT BEGINNING OF PERIOD AS RESTATED                     471     630      482      572
Net earnings (loss)                                              5    (105)      15      (27)
Dividends                                                       --      --      (19)     (11)
Interest on exchangeable debentures, net of tax                 --      --       (2)      (2)
Shares issued to Class A shareholders                           --     (10)      --      (10)
Reduction on repurchase and cancellation of Class B shares      --      --       --       (7)


-------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD                                     $ 476   $ 515    $ 476    $ 515
=================================================================================================





12       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


1.   BASIS OF PRESENTATION

     (a) Interim financial statements

         These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the company.

     (b) Foreign exchange translation

         Effective January 1, 2002 the company adopted new accounting standards recommended by the Canadian Institute of Chartered Accountants for the translation of foreign currencies. Foreign exchange gains and losses for long-term debt not associated with self-sustaining foreign operations are no longer deferred and amortized over the term of the debt, but charged to earnings in the period they arise. The company recorded an adjustment to reduce opening retained earnings by $20 million, the amount of unamortized foreign exchange loss on long-term debt as at December 31, 2001.

     (c) Depreciation expense

         Effective January 1, 2002, the company amended the method of accounting for depreciation at some of its mines so that all mines record depreciation expense based on sales rather than production volumes. This change has the effect of decreasing earnings in the third quarter by $4 million (no effect for the nine-month period) on an after-tax basis, as sales volumes at these mines were higher than production in the period.


2.   SUPPLEMENTARY CASH FLOW INFORMATION

                                           THREE MONTHS ENDED  NINE MONTHS ENDED
                                                  SEPTEMBER 30     SEPTEMBER 30
     (in millions of dollars)                       2002   2001     2002   2001
     ---------------------------------------------------------------------------

     Interest paid                                  $ 20   $ 12   $ 51   $ 54
     Income and resource taxes paid                 $  6   $ 24   $ 24   $ 86
     Class B shares issued on merger with Cominco   $ --   $913   $ --   $913


3.   OUTSTANDING SHARES AND RELATED INFORMATION

     (a) Shares and warrants

         As at the date of this report, there were issued and outstanding 4,682,000 Class A Common Shares, 180,246,000 Class B Subordinate Voting Shares (Class B shares) and 5,000,000 Class B share-purchase warrants with an exercise price of $18 per share expiring in May 2004.

     (b) Exchangeable debentures due 2024 included in shareholders' equity The company has the option to deliver Class B shares to satisfy the principal payment of the exchangeable debentures due 2024. The maximum number of Class B shares that may be issued with respect to these debentures is 11,489,000 shares.

     (c) Convertible debenture

         The US dollar denominated convertible debenture of $236 million (US$148 million) due 2006 is convertible at the rate of 46.551 Class B shares per US$1,000.


13       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


3.   OUTSTANDING SHARES AND RELATED INFORMATION, CONTINUED

     (d) Share options

         In the nine months ended September 30, 2002, the company granted to directors and employees 1,675,000 Class B share options at market with a weighted average exercise price of $13.75 per share. These share options have a term of six years and expire in 2008. At September 30, 2002, outstanding director and employee share options totalled 8,248,000 (4.5% of issued share capital) with exercise prices ranging between $6.39 and $30.95 per share.

         Effective January 1, 2002, the company adopted the new accounting standard for stock based compensation. For income statement purposes the company has elected not to follow the fair value method of accounting for share options granted to employees and directors. Accordingly, no compensation expense is recorded on the grant of share options to employees and directors as the exercise price is equal to the market price at the date of grant. Had the company followed the fair value method of accounting, the company would have recorded a compensation expense of $5 million in respect of its employee and director share options. Pro forma earnings information determined under the fair value method of accounting for stock options are as follows:

         (IN MILLIONS OF DOLLARS)         THREE MONTHS ENDED   NINE MONTHS ENDED
                                          SEPTEMBER 30, 2002  SEPTEMBER 30, 2002
         -----------------------------------------------------------------------
         Net earnings
                 As reported                       $5             $15
                 Compensation expense              --               5
         -----------------------------------------------------------------------
                 Pro forma                         $5             $10
         =======================================================================

         Basic earnings per share
                 As reported                    $0.02           $0.07
                 Pro forma                      $0.02           $0.05
         Diluted earnings per share
                 As reported                    $0.02           $0.07
                 Pro forma                      $0.02           $0.05

         The average fair value of Class B subordinate voting share options was estimated as $3.07 per share option at the grant date using the Black-Scholes option-pricing model, as based on the following assumptions:

                 Dividend yield                                 1.5%
                 Risk free interest rate (6 years)              4.42%
                 Expected life (based on recent experience)     3.7 years
                 Expected volatility                            25%

     (e) Share Appreciation Rights

         As at January 1, 2002, 3.7 million outstanding employee and director share options had attached Share Appreciation Rights (SARs) allowing the holder to receive the cash value of the share options in lieu of exercising the share options. Effective January 1, 2002, the new accounting standard for stock based compensation requires the cash settlement value of Share Appreciation Rights (SARs) to be recorded on the balance sheet by adjusting the opening retained earnings and recording the change in the liability for the period as a charge to earnings.

         During the second quarter, the company made arrangements with directors and employees to waive the SARs on outstanding share options. At September 30, 2002, there were 422,000 outstanding share options (with a weighted average remaining life of nine months) belonging to former directors and employees that continue to have SARs attached. In accordance with provisions of the new accounting standard the company has recorded an adjustment to reduce opening retained earnings by $0.2 million and a pre-tax recovery for the nine months ended September 30, 2002 of $0.2 million in respect of these remaining SARs.


14       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


4.   HEDGE POSITION AT SEPTEMBER 30, 2002

                                                                                                                     2006-
                                            2002              2003              2004               2005              2010
                                            ----              ----              ----               ----              ----
     GOLD (000's ozs)
          Forward sales contracts              14                13                13                --                130
          Average price (US$/oz)           US$321            US$346            US$346                --             US$350

          Forward sales contracts              32                87                35                34                 39
          Average price (C$/oz)             C$489             C$488             C$508             C$515              C$519

     US DOLLARS (millions)
          Forward sales contracts              58               32                 --                --                 --
          Average exchange rate              1.58             1.58                 --                --                 --

     US DOLLARS (millions)
          Forward collars                      18               147                99                --                 --
          Average upper limit               1.579             1.587             1.606                --                 --
          Average lower limit               1.565             1.544             1.553                --                 --

     INTEREST RATE SWAP (millions)
          Principal amount (US$)              100               100               100               100                100
          Rate swapped                       3.75              3.75              3.75              3.75               3.75


          Rate obtained               LIBOR minus      LIBOR minus       LIBOR minus       LIBOR minus        LIBOR minus
                                            0.96%            0.96%             0.96%             0.96%              0.96%

                                                          MARKET VALUE
                                       TOTAL               GAIN (LOSS)
                                       -----               -----------
                                                           ($ millions)
     GOLD (000's ozs)
          Forward sales contracts        170                 US$(2.3)
          Average price (US$/oz)      US$347

          Forward sales contracts        227                Cdn$(4.4)
          Average price (C$/oz)        C$501

     US DOLLARS (millions)
          Forward sales contracts         90                 US$(1.4)
          Average exchange rate         1.58

     US DOLLARS (millions)
          Forward collars                264                 US$(1.9)
          Average upper limit          1.594
          Average lower limit          1.549

     INTEREST RATE SWAP (millions)
          Principal amount (US$)                              US$5.7
          Rate swapped


          Rate obtained


     Notes:  a)   In addition to the above hedging commitments, the company has forward purchase commitments on 213 million pounds of zinc averaging US$0.41 per pound maturing in 2002 to 2004, and 39 million pounds of lead averaging US$0.22 per pound maturing in 2002 and 2003, to match fixed price sales commitments to customers.

             b) Included in the gold hedge position are 259,000 ounces of floating lease rate contracts having a built-in gold lease rate allowance of 2%. At September 30, 2002 the one-year lease rate was 0.70%.

             c) Subsequent to September 30, 2002, the company entered into interest rate swaps on US$50 million with respect to its 10-year 7% debentures. The swaps result in a floating rate of LIBOR plus 234 basis points over the remaining term of the debenture.

     The Canadian Institute of Chartered Accountants has adopted new standards for hedging and derivative instruments which are effective for financial years beginning after July 1, 2003. These standards require designation and documentation of hedge instruments and measurement of hedge effectiveness in matching business transactions. Hedges that are not considered to be highly effective in matching business transactions must be recorded at fair market value on the balance sheet and the changes in the fair market value reflected in the earnings statements. The company has determined that all of its hedging instruments are highly effective and the change in accounting standards has not resulted in any adjustments to these financial statements.

5.   PENSION OBLIGATIONS

     Unfavourable financial market conditions for the nine months to September 30, 2002 resulted in a $40 million reduction in value to the company's pension fund assets. This may have an impact on the company's future pension expense and funding requirements.

     The company's minimum pension plan funding requirements for 2002 are currently estimated at $27 million, of which $22 million has been contributed as at September 30, 2002. The estimated required funding for 2003 is $30 million.

     The pension expense for 2002 is estimated at $18 million (2001 - $16 million) and management currently estimates the expense for 2003 will increase by approximately $13 million, although this amount may vary depending on changes to market conditions and actuarial assumptions.


15       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Notes to Consolidated Financial Statements
(Unaudited)
--------------------------------------------------------------------------------


6.   INVESTMENT IN ANTAMINA

     The company accounts for its 22.5% investment in Compania Minera Antamina S.A. (CMA), the company holding the Antamina project, on an equity basis. In connection with the senior debt financing of the project the company has provided the lenders with a guarantee of its 22.5% share of the debt during the pre-completion period. The guarantee will be terminated if the project meets certain completion tests which are expected to be completed by the end of 2002 or early 2003. At September 30, 2002 the senior project debt outstanding was US$1.25 billion in respect of which the company is responsible for and has guaranteed US$281 million.

     Upon the project meeting the completion tests as defined in the senior debt project financing agreement, certain voting restrictions of the company in relation to the management of CMA will be removed. The company will then account for the investment on a proportionate consolidation basis, reflecting its share of the assets and liabilities of CMA on its balance sheet including its share of the senior project debt, which would then be non-recourse.


7.   CONTINGENCY

     In October 1999, the Supreme Court of British Columbia dismissed a lawsuit brought against Cominco and the trustees of its pension funds. In the lawsuit, the plaintiffs claimed that a reorganization of pension plans in 1986 was improper and $78 million, based on the December 31, 1996 valuation (current value - $120 million), should be transferred back to the company's original pension plan from various successor plans. The Court held that the pensioners suffered no loss of benefits due to the transfers that occurred as a result of the restructuring of the plans. In January 2000, the plaintiffs appealed the decision. The appeal was heard by the British Columbia Court of Appeal from June 24 to June 26, 2002. The court reserved judgement on the appeal and it is not known when the court will render a decision.





16       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)
--------------------------------------------------------------------------------

                      FOR THE THREE MONTHS ENDED SEPTEMBER 30
===========================================================================================
                                                        OPERATING          DEPRECIATION
                                         REVENUES      PROFIT (LOSS)    AND AMORTIZATION
                                      -------------    -------------    ----------------
($ IN MILLIONS)                       2002     2001     2002     2001     2002    2001
-------------------------------------------------------------------------------------------
ZINC
     Trail (including power sales)   $ 156    $ 180    $  (3)   $  59    $   7   $   2
     Cajamarquilla                      34       51        1        5        1       3
     Red Dog                           113       95      (10)      (6)      17      15
     Polaris                            20       28       --        3        2       4
     Sullivan                           --        1       --       (7)      --       4
     Inter-segment sales               (10)      (9)      --       (4)      --      --
     --------------------------------------------------------------------------------------
                                       313      346      (12)      50       27      28

COPPER
     Highland Valley Copper             62       69        9        8       10      11
     Louvicourt                          6        7       (1)      --        3       4
     --------------------------------------------------------------------------------------
                                        68       76        8        8       13      15


GOLD
     Williams                           24       23        4        6        3       3
     David Bell                          8        7        1       --        1       1
     Tarmoola                           --       23       --        1       --       4
     Carosue-Dam                        --       12       --       (1)      --       3
     --------------------------------------------------------------------------------------
                                        32       65        5        6        4      11

COAL
     Elkview                           103       90       29       21        3       2
     Bullmoose                          21       19        9        4       --      --
     --------------------------------------------------------------------------------------
                                       124      109       38       25        3       2

OTHER                                    3        2        1        2       --      --

-------------------------------------------------------------------------------------------
TOTAL                                $ 540    $ 598    $  40    $  91    $  47   $  56
===========================================================================================

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).


17       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Segmented Operating Profit Summary
(Unaudited)
--------------------------------------------------------------------------------

                      FOR THE NINE MONTHS ENDED SEPTEMBER 30
=====================================================================================================
                                                              OPERATING             DEPRECIATION
                                          REVENUES          PROFIT (LOSS)         AND AMORTIZATION
                                       --------------       --------------        ----------------
($ IN MILLIONS)                        2002      2001       2002      2001        2002       2001
-----------------------------------------------------------------------------------------------------
ZINC
     Trail (including power sales)   $   563    $   670    $    10    $   239    $    29   $    26
     Cajamarquilla                       101        156          6         19          6         9
     Red Dog                             245        266        (17)        17         38        37
     Polaris                              50         67          1          8          8        12
     Sullivan                             --         23         --        (20)        --        14
     Inter-segment sales                 (44)       (53)         2         (6)        --        --
     ------------------------------------------------------------------------------------------------
                                         915      1,129          2        257         81        98

COPPER
     Highland Valley Copper              175        210         23         36         29        29
     Louvicourt                           19         20         (3)        (2)         9        10
     ------------------------------------------------------------------------------------------------
                                         194        230         20         34         38        39

GOLD
     Williams                             67         68          4         12          9         9
     David Bell                           24         26          3          4          3         3
     Tarmoola                             --         58         --          2         --        11
     Carosue Dam                          --         35         --          4         --         6
     ------------------------------------------------------------------------------------------------
                                          91        187          7         22         12        29

COAL
     Elkview                             295        240         73         46          9         8
     Bullmoose                            60         53         18         10         --        --
     ------------------------------------------------------------------------------------------------
                                         355        293         91         56          9         8

OTHER                                      7         13          3          2         --         1

-----------------------------------------------------------------------------------------------------
TOTAL                                $ 1,562    $ 1,852    $   123    $   371    $   140   $   175
=====================================================================================================

Note: Depreciation and amortization expenses are deducted in the calculation of operating profit (loss).


18       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Production Statistics
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                               SEPTEMBER 30                    SEPTEMBER 30
                                        -------------------------------------------------------------
                                          2002           2001            2002               2001
-----------------------------------------------------------------------------------------------------
REFINED METALS

     ZINC - Tonnes
         Trail                           49,900         4,200           193,900           106,000
         Cajamarquilla                   11,600        33,500            61,100            90,600
         --------------------------------------------------------------------------------------------
                                         61,500        37,700           255,000           196,600

     LEAD - Tonnes
         Trail                           11,300         2,100            56,000            45,500

MINE OPERATIONS

     ZINC - Tonnes
         Red Dog                        143,200       133,000           421,100           389,300
         Antamina                        14,400            --            39,800                --
         Polaris                         22,000        27,600            78,400            89,900
         Louvicourt                       1,500         1,000             3,900             3,100
         Sullivan                            --        17,200                --            60,700
         --------------------------------------------------------------------------------------------
                                        181,100       178,800           543,200           543,000

     COPPER - Tonnes
         Highland Valley                 29,400        31,700            87,700            88,500
         Antamina                        17,700            --            56,200                --
         Louvicourt                       2,700         3,900             8,300             9,800
         --------------------------------------------------------------------------------------------
                                         49,800        35,600           152,200            98,300

     LEAD - Tonnes
         Red Dog                         28,000        25,200            79,700            73,900
         Polaris                          4,500         8,600            17,500            23,400
         Sullivan                            --         8,300                --            24,900
         --------------------------------------------------------------------------------------------
                                         32,500        42,100            97,200           122,200

     GOLD - Ounces
         Williams                        47,715        52,114           136,148           157,037
         David Bell                      15,631        15,220            49,730            59,839
         Tarmoola                            --        55,522                --           143,290
         Carosue Dam                         --        28,530                --            84,746
         By-product                       3,966         4,751            12,009            12,892
         --------------------------------------------------------------------------------------------
                                         67,312       156,137           197,887           457,804

     COAL - Thousand Tonnes
         Elkview                          1,422         1,385             4,253             4,036
         Bullmoose                          341           318               945               863
         --------------------------------------------------------------------------------------------
                                          1,763         1,703             5,198             4,899

Note: Production volumes of base metal mines refer to metals contained in concentrate.


19       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT

TECK COMINCO LIMITED
Sales Statistics
--------------------------------------------------------------------------------

                                            THREE MONTHS ENDED              NINE MONTHS ENDED
                                               SEPTEMBER 30                    SEPTEMBER 30
                                        -------------------------------------------------------------
                                          2002           2001            2002               2001
-----------------------------------------------------------------------------------------------------
REFINED METALS

     ZINC - Tonnes
         Trail                           56,900        29,900           203,600           103,400
         Cajamarquilla                   19,400        34,600            66,700            94,700
         --------------------------------------------------------------------------------------------
                                         76,300        64,500           270,300           198,100

     LEAD - Tonnes
         Trail                           17,000         7,500            57,300            43,300

SURPLUS POWER SALES

     Trail - MW.h                       192,000       444,000           534,000           906,000

MINE OPERATIONS

     ZINC - Tonnes
         Red Dog                        177,300       137,900           392,800           365,600
         Antamina                        15,200            --            45,100                --
         Polaris                         25,000        35,700            62,300            78,800
         Louvicourt                       1,500         1,000             3,900             3,100
         Sullivan                            --         1,500                --            28,600
         --------------------------------------------------------------------------------------------
                                        219,000       176,100           504,100           476,100

     COPPER - Tonnes
         Highland Valley                 28,400        34,700            80,400            97,200
         Antamina                        21,200            --            60,900                --
         Louvicourt                       2,700         3,900             8,300             9,800
         --------------------------------------------------------------------------------------------
                                         52,300        38,600           149,600           107,000

     LEAD - Tonnes
         Red Dog                         38,500        37,700            54,800            53,100
         Polaris                          9,300         7,400            21,600            18,200
         Sullivan                            --         1,100                --            20,800
         --------------------------------------------------------------------------------------------
                                         47,800        46,200            76,400            92,100

     GOLD - Ounces
         Williams                        47,715        52,114           136,148           157,037
         David Bell                      15,631        15,220            49,730            59,839
         Tarmoola                            --        55,522                --           143,290
         Carosue Dam                         --        28,530                --            84,746
         By-product                       3,973         4,751            11,542            12,892
         --------------------------------------------------------------------------------------------
                                         67,319       156,137           197,420           457,804

     COAL - Thousand Tonnes
         Elkview                          1,372         1,364             4,241             3,947
         Bullmoose                          248           318               852               863
         --------------------------------------------------------------------------------------------
                                          1,620         1,682             5,093             4,810

Note: Sales volumes of base metal mines refer to metals contained in concentrate.


20       TECH COMINCO LIMITED 2002 THIRD QUARTER REPORT